SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                           ----------------------

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)
                           (AMENDMENT NO. ____ )*


                             COREL CORPORATION
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                              (Name of Issuer)


                         Common Stock, No Par Value
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                       (Title of Class of Securities)


                                 21868Q109
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                               (CUSIP Number)


                              JoAnne M. Butler
               Vice President, Secretary and General Counsel
                            Inprise Corporation
                             100 Enterprise Way
                        Scotts Valley, CA 95066-3249
                         Telephone: (831) 431-1000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              February 6, 2000
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          (Date of Event Which Requires Filing of This Statement)



        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 21868Q109                      13D            PAGE  2  OF  11  PAGES

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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           INPRISE CORPORATION (I.R.S. IDENTIFICATION NO. 94-289-5440)
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (  )
                                                                   (b) (  )
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     3     SEC USE ONLY
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     4     SOURCE OF FUNDS
           WC; OO
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       (  )
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE
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       NUMBER OF            7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 13,000,000 shares of Common Stock
       OWNED BY             ---------------------------------------------------
         EACH
       REPORTING            8     SHARED VOTING POWER
        PERSON
         WITH                     - 0 -
                            ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  13,000,000 shares of Common Stock
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  - 0 -
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,000,000 shares of Common Stock
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                |_|
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.8%
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    14     TYPE OF REPORTING PERSON
           CO
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ITEM 1.        SECURITY AND ISSUER.

        The class of securities to which this Statement relates is the common stock, no par value per share (the "Corel Common Stock"), of Corel Corporation, a corporation organized under the Canadian Business
Corporations Act ("Corel"), whose principal executive offices are located at 1600 Carling Avenue, Ottawa, Ontario, Canada K1Z 8R7.

ITEM 2.        IDENTITY AND BACKGROUND.

        (a) Inprise Corporation, a Delaware corporation ("Inprise").

        (b) Inprise's principal executive offices are at 100 Enterprise Way, Scotts Valley, California 95066-3249.

        (c) Inprise is a leading provider of Internet access infrastructure tools and services for all major platforms, including Linux, Solaris and Windows.

        The name, business address, present principal occupation or employment, the name and principal business of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of Inprise is set forth in Annex A hereto which is incorporated herein by reference.

        (d) During the last five years neither Inprise nor, to the best of Inprise's knowledge, any of the other entities or individuals referred to in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years neither Inprise nor, to the best of Inprise's knowledge, any of the other entities or individuals referred to in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Inprise is a Delaware corporation.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Inprise, Corel and Carleton Acquisition Co., a Delaware corporation and a wholly-owned subsidiary of Corel ("Corel Merger Sub"), entered into a Merger Agreement dated as of February 6, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, Corel Merger Sub will merge (the "Merger") with and into Inprise, with Inprise continuing as the surviving corporation, such that Inprise would become a wholly-owned subsidiary of Corel. Pursuant to the terms of the Merger Agreement, (i) each issued and outstanding share of common stock of Inprise, par value $0.01 per share ("Inprise Common Stock"), not owned or held by Inprise, Corel or any of their respective subsidiaries or affiliates will be exchanged for 0.747 (the "Conversion Number") shares of validly issued, fully paid and nonassessable shares of Corel Common Stock; (ii) each issued and outstanding share of Inprise's series C preferred stock, par value $0.01 per share ("Inprise Series C Stock"), will be converted into the right to receive such number of validly issued, fully paid and nonassessable shares of Corel Common Stock to the same extent as if the Inprise Series C Stock had first been converted into Inprise Common Stock; (iii) the outstanding warrants or options to purchase Inprise Common Stock that were granted under the Inprise Option Plans (as defined in the Merger Agreement) and the stock option agreements executed pursuant thereto, will be assumed by Corel and continued in accordance with their respective terms and each such warrant or option will become a right to purchase a number of shares of Corel Common Stock equal to the Conversion Number multiplied by the number of shares of Inprise Common Stock subject to such warrant or option immediately prior to the consummation of the Merger; and (iv) the offering in process under the Inprise employee stock purchase plans (collectively, the "ESPP") will continue, and as of the Effective Date, each participant will receive the number of whole shares of Corel Common Stock or cash into which shares of Inprise Common Stock such participant has so purchased under the ESPP have been converted pursuant to the terms set forth in the Merger Agreement. Each whole share of Corel Common Stock that is issued will be issued together with one associated Corel Common Stock purchase right.

        The Merger is subject to customary closing conditions, including the approval and adoption of the Merger Agreement by Inprise's stockholders, the approval by Corel stockholders of the issuance of Corel Common Stock pursuant to the Merger Agreement, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada), the receipt of certain tax opinions, the receipt of any other required United States or Canadian regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions. Each of Inprise and Corel agrees that, during the period from February 6, 2000 through the consummation of the Merger, neither it nor any of its subsidiaries or other affiliates will purchase any shares of capital stock of the other party.

        In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, Inprise entered into a Stock Option Agreement (the "Option Agreement"), dated as of February 6, 2000, with Corel. Pursuant to the Option Agreement, Corel granted to Inprise an irrevocable option (the "Option") to purchase up to 13,000,000 shares of Corel Common Stock, subject to adjustment as described below, at a purchase price per share equal to $20.00 per share. The number of shares of Corel Common Stock subject to the Option will automatically adjust to not exceed 19.9% of the total number of shares of the Corel Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Corel Common Stock subject to the Option would be $260,000,000. The Option may be exercised for cash or pursuant to a cashless exercise in accordance with its terms. Inprise anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. Inprise did not pay additional consideration to Corel in connection with Corel entering into the Option Agreement and granting the Option, but Inprise granted a reciprocal option to Corel to purchase approximately 19.7% of the issued and outstanding shares of Inprise Common Stock at a price of $14.94 per share of Inprise Common Stock, subject to terms and conditions substantially identical to those contained in the Option Agreement.

        References to, and descriptions of, the Merger Agreement and the Option Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

        The information set forth or incorporated by reference in Item 3 is hereby incorporated herein by reference.

        At the Effective Time, pursuant to the Merger Agreement, Corel's Board of Directors is required to take action to cause the full Board of Directors of Corel to include two persons nominated by Inprise (the "Inprise Directors"), one of whom shall be Dale Fuller, the current Interim President and Chief Executive Officer of Inprise, and the other of whom shall be mutually agreed to by Inprise and Corel, and (if necessary) will obtain the resignations of persons who are directors of Corel. The Merger Agreement requires that Corel continue to nominate the Inprise Directors for election to the Corel Board of Directors and recommend and support the election of the Inprise Directors to the Corel Board of Directors at Corel's 2001 and 2002 annual meetings of shareholders.

        Pursuant to the terms and subject to the conditions set forth in the Option Agreement, Inprise may exercise the Option, in whole or in part, at any time or from time to time after the Merger Agreement becomes terminable by Inprise under circumstances which could entitle Inprise to receive the Specified Amount (as defined in Section 8.02(b) of the Merger Agreement); provided that if the Specified Amount is not payable at the time that the Merger Agreement is terminated, the Option will not be exercisable until such time as the Specified Amount becomes payable pursuant to the Merger Agreement. Notwithstanding Inprise's right to receive the Specified Amount, if the Total Profit (as defined in the Option Agreement) less certain adjustments received by Inprise and its affiliates in connection with (i) the proceeds from the sale of Corel Common Stock less its basis, (ii) any amounts received by Inprise and its affiliates on the transfer of the Option pursuant to the Option Agreement and (iii) the Specified Amount should Inprise receive such amount, exceeds $45 million, then Inprise must make certain adjustments as set forth in the Option Agreement so that its actual realized Total Profit will not exceed $45 million after taking into account such adjustments.

        The Option will terminate upon the earlier of: (i) the effective time of the Merger; (ii) the termination of the Merger Agreement pursuant to Section 8.01 thereof (other than a termination in connection with which Inprise is or may be entitled to the payment specified in Section 8.02 thereof); and (iii) 5:00 p.m., Ottawa time, on the date that is the one year anniversary of the termination of the Merger Agreement in connection with which Inprise is or may be entitled to the payment specified in
Section 8.02 thereof (or if, at the expiration of such one year period, the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, ten business days after such impediment to exercise will have been removed or has become final and not subject to appeal).

        Notwithstanding the termination of the Option, Inprise is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of an Exercise Notice (as defined in the Option Agreement) prior to the Expiration Date, and the termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at the Expiration Date.

        Upon the occurrence of certain events set forth in the Option Agreement, upon demand by Inprise, Inprise would have the right to sell to Corel and Corel would be obligated to repurchase from Inprise (the "Put") all or any portion of the Option and all or any portion of the shares of Corel Common Stock issued pursuant to the Option. If the Put becomes exercisable, Corel would be obligated to repurchase all or any portion of the Option at a price equal to the difference between the "Market/Tender Offer Price" for shares of Corel Common Stock as of the date (the "Notice Date") notice of exercise of the Put is given to Corel (defined as the higher of (A) the price per share offered as of the Notice Date pursuant to any tender or exchange offer or other Alternative Proposal (as defined in the Merger Agreement) which was made prior to the Notice Date and not terminated or withdrawn as of the Notice Date (the "Tender Price") and (B) the average of the closing prices of shares of Corel Common Stock on the Nasdaq Stock Market for the five trading days immediately preceding the Notice Date (the "Market Price")), and the Exercise Price (as defined in the Option Agreement), multiplied by the number of shares of Corel Common Stock purchasable pursuant to the Option (or portion thereof). If the Put becomes exercisable, and the Option has already been exercised, Corel would be obligated to repurchase all or any portion of the shares of Corel Common Stock issued pursuant to the Option at a price equal to the Exercise Price paid by Inprise for the shares of Corel Common Stock acquired pursuant to the Option plus the difference between the Market/Tender Offer Price and the Exercise Price, multiplied by the number of shares of Corel Common Stock so purchased. In addition, the Option Agreement grants certain registration rights to Inprise with respect to the shares of Corel Common Stock issued pursuant to the Option.

        The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Inprise does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Corel Common Stock that may be purchased upon exercise of the Option. Accordingly, Inprise expressly disclaims beneficial ownership of all such shares.

        References to, and descriptions of, the Merger Agreement and the Option Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

        The information set forth or incorporated by reference in Items 3 and 4 is hereby incorporated herein by reference.

        The number of shares of Corel Common Stock covered by the Option is 13,000,000 (representing approximately 19.8% of the shares of Corel Common Stock issued and outstanding as of January 31, 2000, as represented by Corel in the Merger Agreement).

        The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Inprise does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Corel Common Stock that may be purchased upon exercise of the Option. Accordingly, Inprise expressly disclaims beneficial ownership of all such shares.

        Other than as set forth in this Schedule 13D, as of the date hereof
(i) neither Inprise nor any subsidiary of Inprise nor, to the best of Inprise's knowledge, any of Inprise's executive officers, directors or other affiliates beneficially owns any shares of Corel Common Stock, and
(ii) there have been no transactions in shares of Corel Common Stock effected during the past 60 days by Inprise or by any subsidiary of Inprise or, to the best of Inprise's knowledge, by any of Inprise's executive officers, directors or other affiliates.

        No other person is known by Inprise to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Corel Common Stock obtainable by Inprise upon exercise of the Option.

        Reference to, and descriptions of, the Merger Agreement and Option Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Option Agreement listed as Exhibits 1 and 2, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated hereby by reference.

        Copies of the Merger Agreement and the Option Agreement are incorporated by reference as Exhibits 1 and 2, respectively, to this
Schedule 13D. To the best of Inprise's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Corel.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit Description

        1. Merger Agreement, dated as of February 6, 2000, by and among Corel Corporation, Carleton Acquisition Co. and Inprise Corporation.

        2. Stock Option Agreement, dated as of February 6, 2000, by and between Inprise Corporation and Corel Corporation.


                                 SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 2000


                                       INPRISE CORPORATION


                                    By: /s/ JoAnne M. Butler
                                       ___________________________
                                       Name:  JoAnne M. Butler
                                       Title: Vice President, Secretary and
                                              General Counsel




                                                                    ANNEX A


        Set forth below is the name, current business address, the present principal occupation or employment of each director and executive officer of Inprise Corporation. Unless otherwise indicated, each person identified below is employed by Inprise Corporation. The principal address of Inprise Corporation, and unless otherwise indicated below, the current business address for each individual listed below, is 100 Enterprise Way, Scotts Valley, California 95066-3259. To the best knowledge of Inprise Corporation, each person listed below is a citizen of the United States.


                                     Present Principal Occupation
  Name and Business Address                or Employment
------------------------------       -----------------------------

Directors:

William Hooper                     President,
2055 Woodside Road                 Woodside Hotels and Resorts Group
Suite 195                          Services Corporation
Redwood City, CA 94061

David Heller                       President,
907 Weddell Court                  Pacific Technology Capital Group
Sunnyvale, CA 94085

Dr. William F. Miller              Chairman of the Board,
518 Memorial Way                   Herbert Hoover Professor Emeritus,
Stanford University                Graduate School of Business,
Stanford, CA 94305-501             Stanford University

Dale Fuller                        Interim President and Chief Executive
                                   Officer, Inprise Corporation

Executive Officers (other
than those who also serve
as Directors):

Hobart McK. Birmingham             Chief Administrative Officer,
                                   Inprise Corporation

JoAnne M. Butler                   Vice President,General Counsel and
                                   Secretary, Inprise Corporation

John Walshe                        Chief Operating Officer,
                                   Inprise Corporation

Fred A. Ball                       Chief Financial Officer,
                                   Inprise Corporation